Exhibit 2.4

21 July 2016

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

STRATEGIC PROCESS ACHIEVES AGREEMENTS TO RAISE OVER US$200M

Paladin Energy Ltd (Paladin or the Company) (ASX:PDN / TSX:PDN) announces the outcome of its strategic initiatives process with respect to partnerships, strategic investment, funding and corporate transactions, with the result being two planned transactions to raise in excess of US$200 million. One pertains to a proposed sale of 24% of Langer Heinrich Mine (LHM) and one pertains to a potential sale of up to 75% of Manyingee as set out below.

Sale of 24% of LHM

Paladin currently owns 75% of LHM and has signed a non-binding terms sheet with a major participant in the global nuclear power industry to sell it a 24% interest in LHM. If it proceeds on its current terms, the sale is expected to raise US$175 million cash for the Company and be accompanied by long-term arrangements for uranium off-take. The parties are using their best endeavours to prepare definitive documentation for formal execution, including: sale and purchase agreement; shareholders agreement; and documentation for the uranium off-take arrangements. Paladin is working towards a formal close of the transaction in fourth quarter of 2016 calendar year. Other than as set out in this announcement, the other key terms of this proposed transaction remain confidential, including the identity of the counterparty. Further announcements will be made, as appropriate, including the identity of the counterparty.

On completion of the transaction, Paladin will continue to hold 51% of LHM and be the operator.

Sale of 75% of Manyingee

Paladin currently owns 100% of Manyingee and has signed a binding terms sheet with MGT Resources Limited (MGT) for it to make a two-stage acquisition of 75% of Manyingee (excluding Carley Bore).

On closing of the transaction, MGT will acquire a 30% initial interest in Manyingee for US$10 million cash and will form a joint-venture over the project with Paladin (Manyingee JV). MGT will then have an option to acquire an additional 45% of Manyingee JV from Paladin for US$20 million cash, exercisable for 12-months following Manyingee JV’s preparation of a plan to conduct a field leach trial for uranium extraction by in-situ recovery method.

Under the terms of the agreement, MGT will issue Paladin options to subscribe for new shares equivalent to 5% of MGT’s shares outstanding for a period of 12-months from closing of the transaction at A$0.06 per share; and options to subscribe for new shares equivalent to 5% of MGT’s shares outstanding for a period of 24-months from closing of the transaction at A$0.08 per share.

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366 Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

Paladin will issue MGT options to subscribe for new shares equivalent to 2% of Paladin’s shares outstanding for a period of 12-months from closing of the transaction at A$0.35 per share; and options to subscribe for new shares equivalent to 2% of Paladin’s shares outstanding for a period of 24-months from closing of the transaction at A$0.45 per share.

The transaction is conditional on definitive documentation and a vote of MGT’s shareholders. MGT’s directors have irrevocably agreed to vote in favour.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO